Exhibit 99.4

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)

($ in thousands)

Twelve Months Ended June 30, 2004

PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3737
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6263
Pre-Tax Preferred Stock Dividends	$2,108

FIXED CHARGES:
Interest Expense	$44,728
Amortization of Debt Premium, Discount and Expense	425
Interest Component of Rentals	620

Total Fixed Charges	45,773
Pre-Tax Preferred Stock Dividends	2,108

Total Fixed Charges and Preferred Stock Dividends	$47,881

EARNINGS:
Net Income before Dividends on Preferred Stock	$91,598
Add:
Income Taxes Applicable to Utility Operating Income	55,127
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)-Net	(472)
Total Fixed Charges	45,773

Total Earnings	$192,026

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.0